

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2014

Via E-mail
I. Andrew Weeraratne
Chief Executive Officer
Natural Gas Fueling and Conversion Inc.
7135 Collins Avenue, No. 624
Miami Beach, FL 33141

>   **Re: Natural Gas Fueling and Conversion Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed January 17, 2014**
>   **File No. 333-192590**

Dear Mr. Weeraratne:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 4 in our letter dated December 23, 2013 and your statements in support of the conclusion that you do not have nominal operations. In this regard, we note the bulleted list of business activities conducted to date, including the agreement that you have entered into with Shenzhen HJ Technology Company Ltd. and the conferences that you have attended and the meetings that you have conducted. Without further information, these actions do not fully allay our concern that your company might be a shell company, particularly in light of the limited nature of your assets and operations. If there are additional factors that you believe disqualify your company from being a shell company, please provide us with your analysis of such factors. Alternatively, please revise your registration statement to indicate that you are a shell company and comply with comment 4 from our letter dated December 23, 2013.

Prospectus Summary, page 1

2. We note your response to comment 7 in our letter dated December 23, 2013. Please provide a brief estimate in this section as to when you plan to add technology enabling you to retrofit gasoline and diesel driven vehicles to run on NG. In this regard, we note your statement that you believe "there are not enough NG driven vehicles in the market at this time to substantiate building only a NG station" and that you have not yet conducted due diligence on the GIECS technology.

Use of Proceeds, page 15

3. We note that the net proceeds minus the cost to construct fueling service stations do not equal the amount of working capital assuming 75% of the shares are sold. Please revise or advise.

Use of Working capital and Revenue Generation, page 16

4. We are unable to recalculate the remaining working capital amounts from your disclosure related to each of the four scenarios presented. Please revise your disclosure to clarify how you determined the remaining working capital amounts.

Dilution, page 18

5. Please include a tabular presentation of the public contribution under the proposed offering and the effective cash contribution from the issuance of common equity acquired by officers, directors, promoters and affiliated persons since inception assuming 25%, 50%, 75% and 100% of the shares of common stock offered are sold. Please refer to Item 506 of Regulation S-K.

6. We reviewed your response to prior comment 16 and the revisions to your disclosure. We note that you presented the net tangible book value per share of common equity as of October 31, 2013 in the tabular presentation of dilution. However, it appears that you computed the net tangible book value per share of common equity after the offering, the increase in net book value per share of common equity due to the offering and dilution to investors purchasing shares of common stock in the offering using a net tangible book value per share of common equity of $.0092 per share instead of using the net tangible book value per share of common equity as of October 31, 2013 of $0.0075. As indicated in our previous comment, dilution should be computed based on the net tangible book value per share of common stock as of October 31, 2013, the most recent balance sheet included in the filing. In addition, we do not believe you should present a net tangible book value per share amount before the offering in the table that is different from the net tangible book value per share of common equity at October 31, 2013. Please revise your calculations and the tabular presentation accordingly.

7. Please include a column assuming 75% of the shares offered are sold in the tabular presentation to be consistent with the four scenarios presented in "Use of Proceeds."

<u>Management's Discussion and Analysis of Financial Statements and Results of Operations, page 19</u>

<u>Plan of Operation, page 19</u>

8. We note in the bulleted list that you expect to be fully operational after a total of 150 days. However, the final paragraph of this section states you believe the process will take approximately one year. Please revise these estimates for consistency or clarify your estimates and state of operations. In this regard, please also clarify whether you plan to operate the combined gasoline and diesel stations during the time period in which you plan to expand the stations to add vehicle conversion garages and NG fueling bays.

9. We note your statement that if you "chose not to or are unable to buy the land on which a potential acquisition station is built, [your] initial purchase costs will be significantly reduced." Please elaborate upon the reasons that you expect your costs to be so reduced. In this regard, we note your disclosure on page 16 that you believe that the costs of "acquisition and expansion" will be substantially similar to the cost of purchasing land and constructing your own operating units.

<u>Business, page 22</u>

10. In response to comment 23 of our letter dated December 23, 2013, we note the sources you provided as support in Exhibit A of your response letter dated January 17, 2014. However, we were unable to verify the last two bulleted statements in (10) Natural Gas Vehicles for America. Furthermore, we note several additional cites to external reports and findings that were not addressed in Exhibit A and remain unsubstantiated. For examples, please see cited facts on page 30 referring to the HANA Engineering study and the Inner Mongolia report. We reissue comment 23 in relation to all referenced sources within this section that remain unsubstantiated. Alternatively, please delete any statements for which you do not have proper support.

<u>Certain Relationships and Related Transactions, page 39</u>

11. We note your response to comment 26 in our letter dated December 23, 2013 and your statement that the company has not used or been affiliated with a promoter. Please refer to the definition of Promoter in Rule 405 of the Securities Act and tell us why you do not believe that the individuals listed on page F-9, and who received founders' shares, are not promoters and why disclosure under Item 404(c) of Regulation S-K is not required.

Part II

Information Not Required in Prospectus, page 45

Recent Sales of Unregistered Securities, page 45

   12. Please update to disclose the shares of Class A common stock issued in November 2013.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at (202) 551-3485, Lisa Kohl, Staff Attorney, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

                                        Sincerely,

                                        /s/ Lisa M. Kohl for

                                        Mara Ransom
                                        Assistant Director

cc: Sunny J. Barkats